KERRY

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

29th June, 2006.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations
KERRY GROUP PLC.

7/5

Kerry Group plc.
R&S Announcement
29 June, 2006

RECEIVED
2006 JUL -5 P 2:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Kerry Group plc
Purchase of Own Securities

Kerry Group plc ("Kerry" or "the Company") advises that yesterday it repurchased 1,100,000 A Ordinary Shares. These A Ordinary Shares were repurchased at a price of €17.10.

All of these A Ordinary Shares repurchased will be held in treasury. Following this repurchase the number of A Ordinary Shares in treasury is 1,350,000 and the number of A Ordinary Shares in issue, excluding treasury shares, is 186,010,310.

- ENDS -

KERRY

RECEIVED
2006 JUL -5 P 2:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

30th June, 2006.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations
KERRY GROUP PLC.

Kerry Group plc.
R&S ANNOUNCEMENT
30 June, 2006

Kerry Group plc
Purchase of Own Securities

Kerry Group plc ("Kerry" or "the Company") advises that yesterday it repurchased 775,000 A Ordinary Shares. These A Ordinary Shares were repurchased at a price of €17.10.

All of these A Ordinary Shares repurchased will be held in treasury. Following this repurchase the number of A Ordinary Shares in treasury is 2,125,000 and the number of A Ordinary Shares in issue, excluding treasury shares, is 185,235,310.

- ENDS -